# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sono Group N.V., CIK 0001840416
CUSIP: N81409125
Title of class of securities: Ordinary shares, par value of (euro)0.01 per share
Address of issuer's principal executive offices: Waldmeisterstrasse 93, Munich, Germany (2M), 80935
Date of event which requires filing of this statement: 05/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002027046

## Reporting persons
- Bambino 255. V V UG (haftungsbeschrankt): type of reporting person: other (OO); citizenship or place of organization: Germany (2M); sole voting power 177,417; shared voting power 0; sole dispositive power 177,417; shared dispositive power 0; aggregate amount beneficially owned 177,417 (12.45% of the class)
  Comment: The Reporting Person previously reported its beneficial ownership of the Issuer's common stock on Schedule 13D. The Reporting Person has determined that it is now eligible to report its beneficial ownership on Schedule 13G pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934. Accordingly, this Schedule 13G is being filed in lieu of Schedule 13D, and future reports with respect to the Reporting Person's beneficial ownership will be filed on Schedule 13G for so long as the Reporting Person remains eligible to do so.

## Item 1. Issuer
Name of issuer: Sono Group N.V.
Address of issuer's principal executive offices: Waldmeisterstrasse 93, 80935 Munich, Germany

## Item 2. Person Filing
Name of person filing: Bambino 255. V V UG (haftungsbeschrankt)
Address of principal business office or, if none, residence: c/o Dentons GmbH Wirtschaftsprufungsgesellschaft Steuerberatungsgesellschaft, Markgrafenstrasse 33, 10117 Berlin, Germany
Citizenship: Germany

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 177,417
Percent of class: 12.45%(1)
Sole power to vote or to direct the vote: 177,417
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 177,417
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
(1) The percentage of class of securities beneficially owned by the Reporting Person is based on 1,424,834 shares of the Issuer's ordinary shares, each with a par value of (euro)0.01, outstanding as of March 31, 2026. The Reporting Person holds 6.95% of the Issuer's combined voting power, taking into account the ordinary shares, High Voting Shares and Preferred Shares, all as disclosed on Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on May 19, 2026.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bambino 255. V V UG (haftungsbeschrankt): /s/ Holger Ellers, Holger Ellers/Managing Director (07/08/2026)